

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

<u>Via Email</u>
Allan Hogg, Chief Financial Officer
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec Canada J0A 1B0

     Re: **Cascades Inc.**
               Form 40-F for Fiscal Year Ended
               December 31, 2012
               Filed March 27, 2013
               File No. 333-105024

Dear Mr. Hogg:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Ethan Horowitz

               Ethan Horowitz
               Branch Chief